

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2016

Laurie L. Green, Esq.
Greenberg Traurig, P.A.
401 East Las Olas Boulevard
Fort Lauderdale, FL 33301

> **Re:** **Professional Diversity Network, Inc.**
> **Schedule TO-C**
> **Filed August 15, 2016**
> **File No. 005-87999**

Dear Ms. Green:

We have limited our review of the filing to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Schedule TO-C.

General

1. We note that the price in the Share Issuance and Sale is the same as the price in the Tender Offer, that the consideration for tendered shares will be paid from the proceeds of the Share Issuance and Sale, and that consummation of the Tender Offer is conditioned on consummation of the Share Issuance and Sale. Please advise as to which entity or entities will be identified as bidders in the Schedule TO and whether PDN is bidding for 2.5 million of its outstanding shares on CFL's behalf.

2. The Tender Offer is subject to consummation of the Share Issuance and Sale, and therefore it appears that a material change will occur in the tender offer information previously disclosed to security holders when the Share Issuance and Sale is consummated. Please confirm that the Schedule TO will be amended to disclose this material change and five business days will remain in the offer following this disclosure.

3. Please provide an analysis as to the applicability of Rule 14e-5 to the Share Issuance and Sale and the Co-Sale Right. We note that the analysis may differ depending on which entity or entities are bidders in the Tender Offer.

4. We note disclosure in the last paragraph on page 1 that the Call Option will be triggered if immediately after the Tender Offer, the Share Issuance and Sale, and any sale pursuant to the Co-Sale Right the shares of PDN common stock held by CFL amount to less than 51% of the then-outstanding shares. Please advise as to the circumstances under which this might occur, given that PDN has agreed to issue that number of shares of its common stock to CFL such that CFL will hold approximately 51% of the outstanding shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In response to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission form taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer López, Attorney Adviser, at (202) 551-3792 or me at (202) 551-3503 with any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions